1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2012

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date March 5, 2012	By	/s/ Zhang Baocai
	Name:	Zhang Baocai
	Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

兗州煤業股份有限公司

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

UPDATE REGARDING THE MERGER OF

YANCOAL AUSTRALIA LIMTED AND

GLOUCESTER COAL LIMTED

On 5 March 2012, Yancoal Australia, the Company and Gloucester entered into an amending deed to the Merger Proposal Deed for the merger of Yancoal Australia and Gloucester.

Reference is made to the announcement of the Company dated 22 December 2011 in respect of the merger of Yancoal Australia and Gloucester by way of a scheme of arrangement (the “Announcement”). Terms used herein shall have the same meaning given to them in the Announcement.

The Board is pleased to announce that on 5 March 2012, Yancoal Australia, the Company and Gloucester entered into an amending deed to the Merger Proposal Deed, pursuant to which:

(i)	Gloucester will announce that the Gloucester Board will unanimously recommend the Merger to Gloucester Shareholders and that the Gloucester Directors will vote in favour of the Merger in respect of the Gloucester Shares that they hold, such recommendation being subject to the Independent Expert concluding that the Scheme is in the best interests of Gloucester Shareholders and there being no Superior Proposal;

(ii)	the Company and Gloucester Shareholders will hold 78% and 22% equity interests in Yancoal Australia respectively following implementation of the Merger (rather than 77% and 23%, respectively, as originally contemplated by the Merger Proposal Deed); and

(iii)	as contemplated by the Announcement, Gloucester Shareholders can elect to receive CVRs (i.e. contingent value rights) in addition to Yancoal Australia Shares. The terms of the CVRs are largely the same as was disclosed in the Announcement, except that there will not be any deferral mechanism. The deferral mechanism referred to the Company’s right to defer (no more than twice) the calculation of the CVR liability for a year in the event that the ASX 200 index falls by more than 20% based on the VWAP for the 90 days ending 18 months after completion of the transaction.

In addition, Yancoal Australia and the Company (and/or certain of their respective related bodies corporate) will enter into other agreements relating to matters associated with the Merger including continuing management of the Excluded Assets by Yancoal Australia, information sharing between Yancoal Australia and the Company, and licensing of the Company’s Longwall Top Coal Caving technology to Yancoal Australia and its related bodies corporate.

In the calendar year 2011, Yancoal Australia produced 13.06 Mt of raw coal and sold 10.06 Mt of coal, and Gloucester produced 4.84 Mt of raw coal and sold 2.85 Mt of coal. After the completion of the Merger, Yancoal Australia will be the largest listed coal company in Australia (by reference to saleable production in the calendar year 2011). The Merger will allow increased coal blending and marketing opportunities and savings in procurements, logistics and overheads, resulting in the potential for substantial synergies to accrue to the enlarged Yancoal Australia.

The Merger is conditional upon the fulfillment or waiver of a number of Conditions, including but not limited to, approvals of the Australia Foreign Investment Review Board, relevant governmental bodies and regulatory authorities in the PRC and Australia, the stock exchanges on which the shares of the Company and Gloucester are listed, the Court and Gloucester Shareholders. It is anticipated that a meeting of Gloucester shareholders will be held in May 2012, with Merger close expected to occur in the second quarter of 2012.

The Merger may or may not be successful and may or may not complete, depending upon, among other things, fulfilment of the Conditions. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Li Weimin
Chairman of the Board

Zoucheng, Shandong Province, the PRC

5 March 2012

As at the date of this announcement, the Directors are Mr. Li Weimin, Mr. Wang Xin, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC